

October 4, 2023

Xianchang Ma
Chief Executive Officer and Chief Financial Officer
Tengjun Biotechnology Corp.
East Jinze Road and South Huimin Road
Food Industry Economic and Technology Development District
Jianxiang County , Jining City
Shandong Province, China

>   **Re: Tengjun Biotechnology Corp.**
>   **Form 8-K filed August 14, 2023**
>   **File No. 333-169397**

Dear Xianchang Ma:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Manufacturing

cc: Huan Lou, Esq.